

John Hunt
Direct Line: (617) 439-2194
E-mail: jhunt@nutter.com

June 5, 2015
111884-0001

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention: Anu Dubey

   Re: Pear Tree Funds
      Securities Act File No. 333-102055
      Investment Company Act File No. 811-03790

Dear Ms. Dubey:

   We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the "Registrant"), and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended. On May 29, 2015, the Registrant filed with the Commission Post-Effective Amendment No. 55 (the "Amendment") to its Registration Statement on Form N-1A pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended. At your request, attached herewith, please find a copy of the Amendment, which has been marked to show changes to Post-Effective Amendment No. 54.

   Please call me at (617) 439-2194 if you have any question relating to the Amendment, this letter, or the attachment.

        Very truly yours,

        /s/ John Hunt

        John Hunt

JH:hex
Attachment
Cc: Lori Wessels, Pear Tree Funds

2816858.1